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                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

                                     FORM 12b-25

                                                  Commission File Number 0-11915

                             NOTIFICATION OF LATE FILING

(Check one):  /X/Form 10-K /  / Form 11-K /  / Form 20-F /  /Form 10-Q
/ /Form N-SAR

For Period Ended:       December 31, 1997
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/ /  Transition Report on Form 10-K     / /  Transition Report on Form 10-Q
/ /  Transition Report on Form 20-F     / /  Transition Report on Form N-SAR
/ /  Transition Report on Form 11-K

For the Transition Period Ended:
                                 ---------------------------------------------

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
the item(s) to which the notification relates:      Not Applicable
                                               -------------------------------
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                                        PART I
                                REGISTRANT INFORMATION

Full name of registrant     Conductus, Inc.
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Former name if applicable

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Address of principal executive office (STREET AND NUMBER)
969 W. Maude Avenue
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City, state and zip code       Sunnyvale, CA  94806
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                                       PART II
                               RULE 12b-25 (b) AND (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/ /(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                       PART III
                                      NARRATIVE

  State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

  The Company is currently awaiting the receipt of additional information relating to its liquidity and capital resources that is required for the preparation of its financial statements. The Company was unable to obtain this information without unreasonable effort and expense. The information is expected to become available within the time permitted under Form 12b-25. The Company anticipates filing the 10-K report within the period specified by this regulation.


                                       PART IV
                                  OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification

Judith A. DeFranco, Esq.                     (408)          523-9465
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     (Name)                                  (Area Code)    (Telephone Number)

  (2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       /X/ Yes   / / No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       /X/ Yes   / / No

  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                                   Conductus, Inc.
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                     (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   3/31/98                     By   /s/ Charles E. Shalvoy
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                                        Charles E. Shalvoy
                                        President and Chief Executive Officer

       INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                     FORM 12b-25

                          ATTACHMENT TO PART IV - NARRATIVE


  NARRATIVE:

     The Company anticipates that its statement of operations will reflect a significantly higher net loss for 1997 compared to 1996. The increase in net loss is attributable to several factors set forth below.

     Total revenues decreased to $9,454,000 in 1997 from $12,543,000 in 1996 and $10,582,000 in 1995. Total revenues consist primarily of contract revenue and, to a lesser extent, product sales. Revenue under U.S. government research and development contracts decreased to $7,266,000 in 1997 from $9,691,000 in 1996 and $8,148,000 in 1995 and represented 77% of total revenue for each of years 1997, 1996, and 1995. The decrease in contract revenues during 1997 is largely attributable to the completion of several major contracts during 1997. The Company had $176,000 and $4,620,000 in contracts and grants and $6,373,000 and $8,976,000 in awards from U.S. government agencies as of December 31, 1997 and 1996, respectively. Conductus anticipates that government contract revenues will continue to decline somewhat in the future compared to historical rates due to reductions in federal R & D funding and the narrower scope of the Company's business interests.

     Revenue from sales of large-scale superconductive magnetic sensing systems, SQUIDs, HTS thin films and other products decreased to $2,188,000 in 1997 from $2,852,000 in 1996 and $2,433,000 in 1995, primarily due to the disposition during 1997 of both the Instrument and Systems Division and the NMR product line. During the fourth quarter of 1997, the Company recognized revenue on its first shipment of its ClearSite front-end systems to a commercial customer.

     Cost of product sales were $1,845,000, $1,824,000, and $1,430,000 for 1997,
1996, and 1995, respectively. The cost of products in 1997, 1996 and 1995 were primarily composed costs of superconducting magnetic systems manufactured by the Instrument and Systems Division, which the Company disposed of in 1997.
Cost of product sales increased slightly from 1996 to 1997 despite lower volume of sales due to inventory writedowns of approximately $475,000 related to the Instrument and Systems division products and to certain SQUID product lines no longer considered part of the Company's future strategic focus. Cost of product sales increased in 1996 and 1995 due to increased levels of revenues from new products introduced in 1995. Gross margins were 16%, 36%, and 41% for 1997, 1996 and 1995, respectively. The gross margin decrease in 1997 was primarily related to the inventory writedowns mentioned previously. Gross margins decreased in 1996 because of increased sales of large systems which have lower gross margins and increased costs of start-up in the sensor portion of the magnetic sensor business. Costs of contract revenues are included in research and development expenses and are discussed below.

     The Company's research and development expenses decreased to $10,626,000 in 1997 from $11,774,000 in 1996 but increased from $9,819,000 in 1995, and represented 63%, 67%, and 65% respectively, of total operating expenses in 1997, 1996 and 1995. The decrease in 1997 reflects lower levels of contract revenues, the dispositions of the Instrument and Systems and NMR product lines, offset somewhat by increased spending particularly on new wireless communications products. The cost increases in 1996 and 1995 reflect the increase in the Company's overall research and development activities, and an emphasis of efforts in communications and healthcare. Research and development



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includes both externally and internally funded projects.  Externally funded research and development programs, primarily under contracts with agencies of the U.S. government, accounted for approximately $9,814,000, of total operating costs and expenses in 1997, from $13,178,000 in 1996 and $9,176,000 in 1995, reflecting reductions in federal R & D funding and the narrower scope of the Company's business interests during 1997. The Company expects to continue to incur significant research and development expenses on internally funded programs as it seeks to develop additional commercial products, particularly in the communications area.

     Selling, general and administrative expenses increased to approximately $4,330,000 in 1997 from $4,054,000 in 1996 and $3,756,000 in 1995 and represented 26%, 23%, and 25%, respectively, of total operating expenses in 1997, 1996 and 1995, respectively. These costs increased in 1997 primarily due to increased sales and marketing spending related to wireless communication products, offset somewhat by lower spending due to the disposition of the Instrument and Systems division. These costs increased in 1996 due to the increasing size of the Company since the acquisition of Tristan in 1993, significant headcount additions and increasing sales and marketing activities. Total headcount has decreased to 90 at December 31, 1997 from 133 at December 31, 1996 and 99 at December 31, 1995, respectively due to the discontinuation of operations of the Instrument and Systems division and the sale of the NMR probe business. The Company expects to continue to incur increasing sales and marketing expenses to the extent it increases sales of commercial products, particularly in the communications area.

     The Company's total costs and expenses decreased to $16,953,000 in 1997 from $17,652,000 in 1996 but increased from $15,005,000 in 1995. The decrease in 1997 was primarily due to the dispositions of the Instrument and Systems division and NMR product line in the third quarter of 1997, offset somewhat by increased emphasis in communications product development, sales and marketing. The Company expects the increased emphasis on communications product development and sales and marketing to increase total costs and expenses in 1998.

     Loss from operations was $7,499,000, $5,109,000, and $4,423,000, for 1997,
1996, and 1995, respectively, due to the reasons enumerated above.

     Interest income from cash equivalents and investments were $267,000 in 1997, $263,000 in 1996, and $249,000 in 1995, reflecting the relative average levels of cash equivalents and investments for each of the years.

     Interest charges were $202,000, $183,000, and $156,000 in 1997, 1996 and
1995, respectively. Interest charges are related to the Company's equipment term loan facilities, and reflect the relative average balances outstanding under these facilities.